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Monday Motorbikes is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



MONDAY

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19
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165
Investors

$112,584.00
Raised of $50k - $1m goal

MONDAY MOTORBIKES

Monday Motorbikes

Bringing the Joy of Two Wheels into the Digital Era

Small OPO Brisbane, CA Transportation
Accepting International Investment

Invest Now

$150.00 minimum investment

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Overview Team Terms Updates Comments Share

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Invest in Monday Motorbikes

Stylish Urban Transport, Electrified

At Monday Motorbikes, we introduce aspiring riders to the thrill of two-wheels on the world's most stylish electric motorbike designed for urban transport.

Our first product, the M1, is simple and easy to ride while providing the power, style and attitude of a motorcycle.

One in ten Americans - 32 million people - want to ride motorcycles, but most of them never do. They're coming to us. Over 40% of our riders have never ridden a motorcycle before. On an M1, they get their first taste of the thrill of riding.

As passionate motorcycle riders, the ride experience is at the heart of the design process. We set out to make a motorbike that was exciting to ride



JEWEL

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and also one that almost anybody can ride. The M1 is simple to use and doesn't need clutch or gears — just twist the throttle and go.

Invest in us and join the Monday Motorbikes Movement

INVEST
$2/share.

PERKS
Silver Level: $500 plus — Exclusive shareholder M1 pricing. $500 dollar credit towards M1 purchases made during the campaign. Exclusive Monday Motorbikes shirt.

Gold Level: $1,000 plus — Silver perks plus a private invitation for you plus one guest to visit our company in San Francisco, ride the M1, meet the Founders and test our future prototypes.

Platinum Level: $2,000 — Gold perks plus an additional $500 credit towards an M1 purchase ($1,000 total off) during the campaign and a custom Monday Motorbikes backpack.



"Perfectly suited for city riding. I love that it's quick and easy to learn."

- Nicholas R.

Our Revolutionary M1



40 mile average range
Patented drivetrain
Brushless DC Motor
Regenerative braking
Patented lithium ion battery
No license required in most U.S. States
Bluetooth connectivity planned for 2017
Ride virtually anywhere a bicycle or motorcycle can






M1
Technical Specifications
Total Weight: 170 lbs | Battery Weight: 18 lbs x 2 | Range: Average of 40 miles
Speed: Economy Mode: 20 mph | Sport Mode: 40 mph
1 Battery System
• 2.5 kWh Lithium Ion
• 48V / 57 Ahr Pack Set
2 Smart Dash | LED Indicators | LCD Display
3 220 mm Dual Piston Front Hydraulic Brake
4 Grimeca 17" Mag Wheels with Mitas Tires
5 Brushless DC Permanent Magnet Motor
• Economy Mode: 750 watts*
• Sport Mode: 5500 watts
6 Patented Drivetrain
• Direct Drive Motor
• Freewheel Pedal System
7 Regenerative Rear Braking & 90mm Drum



"The M1 is just what I was looking for and has all the power to handle the terrain of a challeng city like San Francisco. The M1 is the fastest way to get point to point in the city while costing a fraction of what a motorcycle costs to operate, and turning heads in the process."

- Jordan A.






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The M1 Features Cutting Edge Technology with Classic Styling


M1 Generation 6
M1 Generation 5
M1 Generation 4
M1 Generation 1-3
Puch Magnum 1978
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The Big and Growing Urban Transport Market

From motorcycles to ride shares and e-bikes, **Monday is attacking a $311B global market.**
The market for electric vehicles is **growing at 60% a year** (McKinsey).


Total Available Market
$311B
Existing Riders
$80B
$80B
Motorcycles
$20B
Moped
+
New Riders
$231B
$60B
Mass
Transit
(US)
$100B
Automobiles
(1% of $10T)
$20B
Car
Sharing
$35B
Local
Delivery
$16B
e-Bikes





Our smart dash is the brain of the Monday Motorbikes M1 and will house the connected technologies. The M1 is password-protected and displays speed, battery life, and other stats. This year, we plan to roll out a smartphone app with bluetooth connectivity for navigation, GPS tracking for theft prevention and other features. We are designing a **cloud-connected platform** that will become the launchpad for new service packages, capable of supporting remote bike diagnostics, fleet management tools, peer-to-peer sharing and more. As we grow, these services become increasingly important to the business.

At each step of the design process, we thoughtfully approached engineering tradeoffs. While many electric two-wheelers use a hub **Monday pulled the motor out of the wheel and relocated it** **center of the M1.** This reduces the "unsprung mass" (weight that moves up and down over bumps), which results in a smoother ride. It also enables easier maintenance and customization.

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Batteries are the most expensive component on any electric vehicle, but battery technology is improving rapidly. Over the last 4 years, **battery costs have dropped by 65%**, according to McKinsey. This means that the price of our most expensive component has been falling rapidly, allowing us to create more affordable products and improve our margins.

We build our batteries from the cellular level, just like Tesla. Monday uses Lithium Iron Phosphate 26650 battery cells configured in one of the most energy-dense packages available today. Because we will build our batteries at Monday Labs, the latest cell tech can be implemented, allowing us to iterate at the speed of cell innovation. **This drives lower costs, higher power, and increased range.**



Our patented batteries and theft-deterrent battery release mechanism help set the M1 apart. The quick release mechanism allows riders to swap their batteries in less time than it takes to fill up with gas.

Now, owners who live in the city and don't have a garage, can lock their M1 outside and **charge their batteries inside on any standard 110v or 220v outlet.**



The M1's patented drive train allows for seamless transition between motor-drive and pedal-drive.

With regenerative braking, **riders charge their batteries every time they slow down**, allowing them to ride farther on every charge.



The M1 has two operating modes - Economy Mode and Sport
In Economy Mode, the power output is limited to 750 watts and the speed to 20 mph.

In Economy Mode, the M1 meets the **federal electric bicycle regulations, and those in most states in the U.S.**

In Sport Mode we unleash 5500 watts of power and riders can reach speeds upwards of 40 mph. Sport Mode is recommended for off-road use only.

Built for the Urban Commuter

The award-winning design of the M1 was inspired by the mopeds and cafe racers of the 1960s and 70s. Most importantly, the M1 was engineered to solve real problems felt in cities around the world.

Face it: getting around in a city can be a challenge. The problem is that most trips are short and existing options just don't cut it.

- **Cars** are expensive, hard to park, and cause traffic jams
- **Buses** are slow, unreliable, and also stuck in traffic
- **Motorcycles** are heavy and require a special license
- **Bicycles** are limited by human power and require effort

Monday Motorbikes solves these problems in a way that makes M1 riders look forward to getting around in their city. Whether it is a trip to work, to get a burrito across town, or just for a ride, the M1 turns any trip into a joyride. Best of all, the M1 cuts through traffic and can be ridden and parked almost anywhere a bicycle can.



Driving Sales Through e-Commerce and Dealers

Monday Motorbikes sells direct to consumer, through a growing dealer network, and is developing a business to business sales channel. The ma our direct to consumer sales are online sales through our website. As Monday Motorbikes expands, it is anticipated that a substantial dealer network will be built to demonstrate, sell and maintain the M1. We also look forward to **providing businesses with fleets of motorbikes**. It is expected that the vast majority of sales will be either direct to consumer or through a dealer network.

Over the Last 7 Years, We Have Gained Impressive Traction

In the Next 5 Years, We Will Continue to Scale and Disrupt

Over the next 5 years, we plan to utilize offshore manufacturing assistance, **increasing production to over 100,000 units and improving margins.** Over time, the focus will be on enhancing global distribution while maximizing production output in order to deliver and disrupt current markets.

We Will Use Your Money to Grow Our Business

	If target offering amount sold	*If maximum offering sold*
Total Proceeds	$52,500	$999,999
Expenses		
(A) Professional Fees	$25,000	$50,000
(B) Commissions	$2,500	$49,999
Net Proceeds	$25,000	$900,000
Use of Proceeds		
(A) Selling, General, and Administration	$17,500	$700,000
(B) Working Capital	$7,500	$200,000

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing expenses, as applicable, exceed $10,000.

Invest in Our Company

Dear Prospective Investor,

We make urban transportation fun and convenient, and get people where they're going while looking their very best. We want people to look forward to their commutes because they're riding the M1. Monday is the future of urban transportation. We make it quicker, easier, and more enjoyable to get around the city, and our bikes reduce traffic and pollution. In the words of a customer, "the M1 gives me time and money back."



We love that we give our customers time and money back. To us, that's table stakes. We know that to win we have also be more fun and stylish than anyone else on the road.

We have big plans for the future. We believe we are going to make urban transportation clean, fast, fun, and cost effective. The cost of batteries is falling and global capacity for production is rising.   The future of transportation is electric. On two wheels we plan to get there faster than anyone else and arrive in style.

Best,

Josh Rasmussen, CEO

verified
by crowdcheck

Jauvtis Engineering
Expires May 30, 2017

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Jauvtis Engineering, Inc. ("Monday Motorbikes") has received a Verified Check from CrowdCheck for the purposes of raising $1,000,000 in an offering of the company's Common Stock on Start Engine (the "Offering"). The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state, and meets all legal requirements to seek investment through an online securities offering. The Verified Check confirms that the company is complying with the requirements of the Securities and Exchange Commission's Regulation CF. In conducting the Verified Check, CrowdCheck obtains information and documentation directly from the company and from other sources that support statements made by the company. The Verified Check additionally looks for evidence to confirm material assertions made by the company in the Form C filed by the company. CrowdCheck has been able to obtain sufficient evidence from Monday Motorbikes and outside sources to provide Monday Motorbikes with a Verified Check.

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Jan '10
Electric Motorbike Conception
It begins!
Sept '10
image
Generation 1
Proof of concept is created.
Sept '12
Generation 3
Battery and motor-sizing and selection
Aug '13
Full Time Development Begins
Here we go!
Jun '14
Generation 4
Embedded system design and implementation.
Oct '14
Generation 5
We refine aesthetic and material selection.
Jan '15
First Strategic Partnership
Wind River partnership established to develop cloud connectivity.
Mar '15
Second Strategic Partnership
Intel partnership established with IoT groups
Nov '15
GQ
Featured in GQ!
#1 spot in "Best Stuff of the Year."
Jan '16
Aug '16
Facility Expansion
Doubled facility size with dedicated production line.
Jan '17
Record Website Visits!
5 continents, 146 countries, 330,000 visitors
May '17
Launch Cloud Connectivity
Bluetooth and 3G connectivity with remote data server and mobile a
Aug '17

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Generation 6

First customer ship of Production M1

Mass Production Begins

$1M i

250

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In the Press

TC engadget EVWORLDwire NBC NEWS PLAYBOY ENTERTAINMENT FOR ALL TECH DRIVE

FORTUNE GQ CNNMoney

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Meet the Founders

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Dr. Nathan Jauvtis

Co-Founder and Chief Scientist

Founder Nathan Jauvtis has a PhD in Mechanical Engineering and has always had a passion for reducing our environmental impact, including founding non-profit A-Day-Without-Driving, a grassroots movement dedicated to educating the world about how we can decrease our carbon footprint. His passion for the environment has been one of the driving forces to create Monday Motorbikes. As part of the core team at Zero Motorcycles, his contributions led to the production scale of their flagship X-model.



Josh Rasmussen

Co-Founder and CEO

Co-founder Josh Rasmussen moved to San Francisco in 2008 and has been riding motorcycles ever since. His passion for technology and hardware combines with experience in managing sales teams for legal technology firms and auto dealer leaders, Dodge and Chevrolet. Josh has strategically deployed teams to scale sales operations across major territories in the US. His expertise completes the foundation of Monday Motorbikes' core team, bringing together business development, engineering, and innovation.

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And the Rest of the Team



Nick Nieminen
Director of Product Design and Engineering
Nick@mondaymotorbikes.com



Charlie Schock
Business Development Senior Manager
Charlie@mondaymotorbikes.com



Nic Howery
Head of Business Development and Sales
Nhowery@mondaymotorbikes.com



James Hollis
Director of European Operations
James@mondaymotorbikes.com



Eric Young
Advisor
Canaan Partners



Sarah Rizk
Advisor
Stanford MBA and Clean Energy Entrepreneur

Offering Summary

Monday Motorbikes designs, produces, and sells electric motorbikes for urban transportation.

Further information about the company and its business appears on the company's profile page on StartEngine.com and as Exhibit A to the Form C of which this Offering Memorandum forms a part.

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 2. References to "we," "us," "our," or the "Company" mean Jauvtis Engineering.

Our Company

Jauvtis Engineering, Inc. ("Monday Motorbikes" or the "Company"), is a Delaware corporation that designs, produces, and sells electric motorbikes for urban transportation.

The Offering

Securities Offered	Maximum 500,000 shares of common stock ($1,000,000.00)
Total Common Stock outstanding before the Offering	500,000
Common Stock outstanding after the Offering	1,000,000
Use of Proceeds	The net proceeds of this offering will be used primarily to commercialize Monday Motorbikes, fulfill crowdfunding product orders, continue ecosystem engagement and to hire and grow the Monday team.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

The Company valuation is $20,000,000.

Perks*

*All perks are individual, not inclusive of previous perks. You only get one perk reward matching your investment level.

Silver Level: $500 and up — Exclusive shareholder M1 pricing. $500 dollar credit towards M1 purchases made during the campaign. Exclusive Monday Motorbikes shirt.

Gold Level: $1000 and up — Silver perks plus a private invitation for you plus one guest to visit our company in San Francisco, ride the M1, meet the Founders and test our future prototypes.

Platinum Level: $2,000 — Gold perks plus an additional $500 credit towards an M1 purchase ($1,000 total off) during the campaign and a custom Monday Motorbikes backpack.

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Notes

- Shipping rates collected on dispatch
- Items will be shipped when they are ready for the market

The Company will not incur any irregular use of proceeds.

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not be[en] recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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